Exhibit 99.1

Ballard Fuel Cell Modules to Power California UPS Trucks in CARB-Funded Clean Energy Project

VANCOUVER, Oct. 25, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it will provide fuel cell modules to power four (4) UPS delivery trucks as part of a project being managed by the Center for Transportation and the Environment (CTE) and partially funded by the California Air Resources Board (CARB). CARB has announced  a preliminary funding award of $5.8 million through its ZANZEFF (Zero and Near Zero Emissions Freight Facilities) grant program, which is focused on accelerating the adoption of clean freight technologies and reducing air pollution caused by the movement of goods throughout the state of California.

UPS Class-6 Delivery Truck (CNW Group/Ballard Power Systems Inc.)

The Next Generation Fuel Cell Delivery Van Deployment Project will develop, validate, and deploy four Class-6 fuel cell electric hybrid delivery trucks with a view toward commercialization of the technology. Linamar Corporation (www.linamar.com) will be the primary systems integrator of the vehicle, utilizing its existing hybrid powertrain configuration with a next generation eAxle. Ballard will provide fuel cell modules for primary propulsion of each truck. The completed trucks will be operated in parcel delivery service by UPS out of its Customer Center in Ontario, California.

Rob Campbell, Ballard's Chief Commercial Officer said, "We are delighted to work with CTE and Linamar in the deployment of these fuel cell-powered UPS trucks. We are confident in the dependability and durability of our fuel cell power solution, while also offering the required range and overall performance for this application. And, we see rapid hydrogen refueling as a better alternative approach than long battery recharging times."

Jason Hanlin, CTE's Director of Technology Development added, "Thanks to the California Air Resources Board for supporting CTE and our partners in providing clean trucks for the folks moving people, packages, and goods every day. We are also happy to continue our relationship with Ballard in successfully deploying fuel cell vehicles that deliver on application requirements."

Current battery-powered Class-6 UPS delivery trucks have a range limit that makes them suitable for only a percentage of routes, and often not for the majority of routes in any delivery area. This percentage can be further reduced if the delivery locations face unexpected heavier loads, hilly terrain or colder temperatures. As a result, for several months Ballard has been involved in the development of a UPS truck using a 30kW FCveloCity®-MD fuel cell module as a range extender, thereby addressing these limitations by boosting drive range and providing certainty of completing daily delivery missions while maintaining zero-emission performance.

The project announced today with CTE will test performance of UPS delivery trucks using larger fuel cell modules to provide primary vehicle propulsion. Ballard expects to ship these modules in 2019, with operation of the UPS vans planned to begin in 2020.

About the Center for Transportation and the Environment (CTE)
CTE is a 501(3)(c) nonprofit  organization with a mission to improve the efficiency and sustainability of the United States' energy and transportation systems. CTE collaborates with federal, state, and local governments, fleets, and vehicle technology manufacturers to advance clean, sustainable, innovative transportation and energy technologies. Learn more at www.cte.tv.

About the California Air Resources Board (CARB)
CARB's mission is to promote and protect public health, welfare, and ecological resources through effective reduction of air pollutants while recognizing and considering effects on the economy. CARB oversees all air pollution control efforts in California to attain and maintain health-based air quality standards. www.arb.ca.gov

The ZECAP Project is part of California Climate Investments, a statewide initiative that puts billions of Cap-and-Trade dollars to work reducing greenhouse gas emissions, strengthening the economy and improving public health and the environment — particularly in disadvantaged communities. www.caclimateinvestments.ca.gov

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated development results and impacts on our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 25-OCT-18